Exhibit 99.193

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Fire & Flower Holdings Corp. (the “Corporation”)

130 King St. W, Suite 2500

Toronto, ON M5X 1C8

2.	Date of Material Change

December 10, 2021.

3.	News Release

A news release dated December 13, 2021, was disseminated through the facilities of Newswire and subsequently filed on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

4.	Summary of Material Change

On December 10, 2021, the Corporation entered into a loan agreement (the “Agreement”) with 2707031 Ontario Inc., an indirectly wholly-owned subsidiary of Alimentation Couche-Tard Inc. (collectively, “ACT”), pursuant to which ACT agreed to loan to the Corporation a maximum aggregate amount of $30,000,000 which may be drawn down in three separate tranches of $10,000,000 (the “Loan”).

5.	Full Description of Material Change

5.1	Full Description of Material Change

On December 10, 2021, the Corporation entered into the Agreement with ACT, pursuant to which ACT agreed to loan to the Corporation a maximum aggregate amount of $30,000,000 which may be drawn down in three separate tranches of $10,000,000. Subject to the terms of the Agreement, the Loan will accrue interest at a rate of 8.0% per annum, payable quarterly, and matures on October 1, 2022. The Agreement contemplates prepayment of amounts drawn from the net proceeds received by the Corporation upon the exercise of Series B Warrants held by ACT which become exercisable by ACT as of January 1, 2022 until September 30, 2022. The Corporation intends to use the amounts drawn down under the Loan to further develop the Corporation’s consumer digital platform as well as for general corporate purposes. The Loan is secured by the assets of the Corporation.

The Corporation principally entered into the Agreement to access additional financing in efforts to further develop its consumer digital platform. Other than increasing the Corporation’s current liabilities and giving the Corporation greater flexibility to execute on its business plan, the Corporation does not anticipate the entering into the Loan to have any effect on the Corporation’s business and affairs.

The disinterested members of the board of directors of the Corporation (the “Board”) reviewed the merits of the Loan with officers of the Corporation principally negotiating the Agreement (and related ancillary material). The Board, after reviewing and considering the Agreement, including considering the alternatives to the Loan, unanimously approved the entering into of the Agreement (with Stéphane Trudel, an interested Board member, declaring a conflict of interest and abstaining).

ACT holds greater than 10% of the outstanding voting securities of the Corporation. As such the entering into of the Agreement by the Corporation constituted a related-party transaction under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Corporation relied on the exemption from the formal valuation requirement of MI 61-101 contained in section 5.5(a) of MI 61- 101 in respect of the Agreement as the fair market value (as determined under MI 61-101) of the Loan did not exceed 25% of the Corporation’s market capitalization as determined under MI 61-101. The Corporation also relied on the exemption from the minority shareholder approval requirements of MI 61-101 contained in section 5.7(1)(f) of MI 61-101 in respect of the Agreement as the Loan was obtained by the Corporation on reasonable terms that are no less advantageous to the Corporation than if the Loan was obtained from an arm’s length party and the Loan is not convertible into or repayable by the issuance of equity or voting securities of the Corporation. As the Loan is not convertible into securities of the Corporation, the Loan is not anticipated to have any effect on the percentage of securities of the Corporation (or any affiliated entity) beneficially owned or controlled by ACT.

In addition to the foregoing, Stéphane Trudel, a director of the Corporation is also an officer of ACT.

5.2	Disclosure for Restructuring Transaction

Not applicable

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Matthew Anderson, the Corporate Secretary of the Corporation, is knowledgeable about this material change report and may be contacted at 780-540-7518 or at manderson@fireandflower.com.

9.	Date of Report

December 16, 2021.